UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03025842

FORM 11-K



SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the fiscal year ended December 31, 2002

Commission File Number 1-9700

A. Full title and Address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS
AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is furnished herewith as Exhibit 99.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 26, 2003

By: 

Mary S. McLeod
Executive Vice President,
Human Resources
The Charles Schwab Corporation

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Exhibit 23.1

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-44793 and 333-71322 of the Charles Schwab Corporation on Forms S-8 of our report dated June 26, 2003 appearing in this Annual Report on Form 11-K of the Schwab Plan Retirement Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 26, 2003

Exhibit 99.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report for the SchwabPlan Retirement Savings and Investment Plan (the Plan) on Form 11-K for the period ended December 31, 2002 (the Report), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of their knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Mary S. McLeod
Executive Vice President, Human Resources
The Charles Schwab Corporation

Date: June 26, 2003



John E. Danton
Senior Vice President and Corporate Controller
The Charles Schwab Corporation

Date: June 26, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
155
SECTION

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
AND SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Employee Benefit Administration Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2003

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	*2001*
ASSETS:		
Investments:		
Common stock of The Charles Schwab Corporation	$ 669,312,125	$1,005,973,266
Mutual funds	342,937,365	352,259,848
Money market funds	113,113,177	110,231,954
Participant notes receivable	38,534,273	41,629,485
Total investments	1,163,896,940	1,510,094,553
Receivables:		
Employer contributions	47,742,336	48,512,363
Accrued dividends and interest	170,159	101,449
Due from broker for investments sold	1,577,848	3,199,389
Total receivables	49,490,343	51,813,201
Total assets	1,213,387,283	1,561,907,754
LIABILITIES:		
Due to broker for investments purchased	1,488,277	3,135,429
NET ASSETS AVAILABLE FOR BENEFITS	$1,211,899,006	$1,558,772,325

The accompanying notes are an integral part of these statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	*2001*
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:		
Investment income:		
Dividends and interest	$ 14,321,843	$ 14,845,318
Net depreciation in fair value of investments:		
Common stock of The Charles Schwab Corporation	(296,178,093)	(883,605,637)
Mutual funds	(85,438,933)	(68,167,541)
Total investment loss	(367,295,183)	(936,927,860)
Contributions:		
Employer contributions, net of forfeitures	47,289,159	48,512,363
Participants' salary deferral and rollover	91,719,408	106,522,316
Total contributions	139,008,567	155,034,679
Total	(228,286,616)	(781,893,181)
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Distributions to participants	(118,586,703)	(170,317,271)
TRANSFER OF SCM PLAN ASSETS INTO PLAN	-	4,068,268
NET (DECREASE) IN NET ASSETS	(346,873,319)	(948,142,184)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,558,772,325	2,506,914,509
End of year	$1,211,899,006	$1,558,772,325

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2002, provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan is a 401(k) deferral program sponsored by The Charles Schwab Corporation (CSC) and covers substantially all employees of CSC and participating affiliates, except U.S. Trust employees who are covered by the U.S. Trust Corporation 401(k) Plan.

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of the CSC common stock held by the Plan.

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program on the first of the month following three consecutive months of employment. Participants may elect to have up to 50 percent of their eligible compensation contributed directly to the Plan, not to exceed the maximum amount determined by the Internal Revenue Code. Such contributions are not currently taxable to participants and are matched by an employer contribution (Schwab's Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation. Participants must be employed on December 31 of the current year to receive a matching contribution.

At the discretion of CSC, an additional contribution based on company performance may also be made (Profit Contribution). There were no discretionary Profit Contributions made for plan years 2002 or 2001.

Investment Options

Participants have 13 core investment options in three general investment categories: money market instruments, stocks, and bonds. Participants may invest their 401(k) balances in any or all of these options in increments of 1 percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate at the time the loan application is made plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting

Participants are immediately vested in their 401(k) contributions, rollovers, Schwab's Basic Match and actual earnings thereon. Effective January 1, 2001, after four years of service, participants are fully vested in the value of any discretionary Profit Contribution and the value of their ESOP account. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability or retirement. Distributions may only be made in the form of a single lump sum. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in kind to a Charles Schwab & Co., Inc. brokerage account, in the form of mutual fund shares, instead of cash, and permits a terminating participant to elect to receive, in cash, the value of his or her account in the 401(k) and profit sharing components that had been invested in the CSC stock fund.

Forfeitures

Participants forfeit any nonvested portion of their ESOP account and/or discretionary Profit Contribution, if the participant terminates employment for any reason other than death, disability or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances.

Administrative Expenses

The Plan Agreement provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2002 and 2001, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan

CSC has the right under the Plan Agreement to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of the Internal Revenue Code. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments are generally stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on trade date basis. Dividends are recorded on the ex-dividend date. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. EMPLOYEE STOCK OWNERSHIP PLAN COMPONENT

Effective January 1, 2001, the ESOP was made inactive and employer contributions are no longer delivered in an ESOP. On January 26, 2001, the note payable associated with the leverage ESOP was paid in full. The financial statements for 2001 reflect the final payment of $559,231 and the release of the remaining 831,732 shares for allocation. On April 6, 2001, all shares in the ESOP were converted into units, which created the new Schwab ESOP Equity Unit Fund (EUF). This fund is separate from the Schwab 401(k) Equity Unit Fund, and therefore has a different Net Asset Value. Most of the fund is invested in CSC common stock to minimize the difference in performance between CSC common stock and the Schwab ESOP EUF. A small portion of the fund is invested in cash to enable daily trading and diversification of ESOP balances. Participants are free to diversify these units among the various investments available in the Plan. However, participants are not allowed to purchase units of the Schwab ESOP EUF. The remaining ESOP unallocated net assets at December 31, 2001 consisted of money market funds which were allocated in 2002.

A summary of ESOP activity for the year ended December 31, 2001, is as follows:

	2001		
	Allocated	*Unallocated*	*Total*
Additions:			
Realized and unrealized appreciation in fair value of CSC common stock	$ (546,905,948)	$ -	$ (546,905,948)
Dividends and interest	446,083	480	446,563
Allocation of 831,732 shares of CSC common stock	23,600,396	(23,600,396)	-
Total additions	(522,859,469)	(23,599,916)	(546,459,385)
Deductions:			
Distributions to participants	(32,767,560)	-	(32,767,560)
Participant ESOP diversification	(618,583,845)	-	(618,583,845)
Total deductions	(651,351,405)	-	(651,351,405)
Net decrease	(1,174,210,874)	(23,599,916)	(1,197,810,790)
Net assets available for benefits of ESOP program:			
Beginning of year	1,174,210,874	23,605,794	1,197,816,668
End of year	$ -	$ 5,878	$ 5,878

4. TAX STATUS

The Internal Revenue Service has determined and informed CSC that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the Internal Revenue Code.

5. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC, the Trustee.

CSC contributions are held by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for the Trustee's fees are paid directly by CSC.

6. SCHWAB CAPITAL MARKETS L.P. 401(K) PROFIT SHARING PLAN

Effective December 3, 2001, the 401(k) Profit Sharing Plan for Schwab Capital Markets L.P. (SCM), formerly known as Mayer & Schweitzer, Inc., a subsidiary of CSC, was terminated, and any remaining account balances that had not been distributed to participants have been transferred into the Plan.

7. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2002	*2001*
Common Stock of The Charles Schwab Corporation, 61,647,483 and 65,051,246 shares, respectively	$669,312,125	$1,005,973,266
Schwab Value Advantage Money Funds, 113,112,931 and 110,225,830 shares, respectively	113,112,931	110,225,830
Schwab 1000 Fund, 3,025,712 and 2,726,827 shares, respectively	75,158,689	87,059,612

8. SUBSEQUENT EVENTS

In March 2003, management announced that CSC will not provide a Basic Match for 401(k) contributions employees make during 2003. The Company will reconsider providing a Basic Match when business conditions allow.

Beginning April 1, 2003, CSC enhanced its 401(k) plan by offering a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA). PCRA offers participants additional investment choices beyond the 13 core 401(k) funds available. CSC participants pay a discounted $50 annual fee for maintaining a PCRA account. Additionally, PCRA participants are responsible for paying trading fees and commissions in their PCRA accounts. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part their Plan balance in the PCRA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94-1737782; PN 002)

Form 5500, Schedule H, Part IV, Line 4i-
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2002

(a)	*(b)* *Identity of Issue*	*(c)* *Shares or Par Value*	*(d)* *Cost*	*(e)* *Current Value*
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	61,647,483	$ 509,494,836	$ 669,312,125
	SCHWAB VALUE ADVANTAGE MONEY FUND®**	107,615,997	107,615,997	107,615,997
	SCHWAB INSTITUITIONAL ADVANTAGE MONEY FUND®**	5,496,934	5,496,934	5,496,934
	BT PYRAMID DIRECTED CASH FUND	246	246	246
*	PARTICIPANT NOTES RECEIVABLE: Interest rates ranging from 5.25 percent to 10.50 percent	-	38,534,273	38,534,273
	MUTUAL FUNDS:			
	Schwab 1000 Fund®**	3,025,712	94,466,039	75,158,689
	Janus Fund	3,173,108	86,299,665	56,544,792
	Dodge & Cox Stock Fund	631,798	61,347,447	55,629,836
	PIMCO Total Return Fund	4,404,576	46,869,813	46,996,829
	Schwab Small-Cap Index Fund®**	1,724,299	29,232,282	23,174,584
	Schwab Short-Term Bond Market Fund**	1,880,070	18,781,311	19,139,110
	Europacific Growth Fund	748,797	19,448,199	17,199,872
	Rainier Small/Mid Cap Equity Instl Class	907,393	16,468,685	15,933,814
	Schwab International Index Fund®**	1,455,811	19,761,473	15,067,644
	Invesco Balanced Fund	847,151	12,860,452	10,157,345
	Royce Opportunity Fund	1,076,642	8,013,573	7,934,850
	Total Mutual Funds		413,548,939	342,937,365
	Total		$1,074,691,225	$1,163,896,940

* A party-in-interest as defined by ERISA.
** Managed by a party-in-interest as defined by ERISA.